

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Jill M. Taymans
Chief Financial Officer
Cryo-Cell International, Inc.
700 Brooker Creek Blvd., Suite 1800
Oldsmar, FL 34677

> **Re: Cryo-Cell International, Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2019**
> **Filed February 28, 2020**
> **File No. 000-23386**

Dear Ms. Taymans:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences